Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 10, 2004, except for the reclassification of the Atlantic City Hilton and Bally’s Tunica as discontinued operations as described in Notes 1 and 3, as to which the date is December 17, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in 2002 in the method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), relating to the financial statements of Caesars Entertainment, Inc. (the “Company”) appearing in the Current Report on Form 8-K of the Company dated December 17, 2004.

/S/ DELOITTE AND TOUCHE LLP

Las Vegas, Nevada
February 9, 2005